EXHIBIT 99.2

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

June 10, 2019

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Class action against Bezeq - Update (Appeal, and Withdrawal)

Following previous reports on this matter, e.g., on April 23, 2018, regarding the motion to certify a class action, dated April 2018, alleging that Bezeq has sent spam advertisements using text messages and other means to customers, messages that include a link to Bezeq’s website, and also regarding a similar class action petition dated March 2015 which Bezeq has motioned to appeal in January 2018 (the decision to certify such lawsuit as a class action), on June 6, 2019, the motion to appeal was accepted by the supreme court, as was the appeal, and it was agreed that a motion for withdrawal from the later motion for certification as class action would be filed as well.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.